400 Applewood Crescent Vaughan ON L4K 0C3 T: 905 532 7515 F: 905 532 7576 Loreto.grimaldi@progressivewaste.com www.progressivewaste.com

May 1, 2015

Terence O’Brien
Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Progressive Waste Solutions Ltd.
File No. 1-34370

I am responding to your letter dated April 17, 2015 addressed to our EVP and Chief Financial Officer, Ian Kidson.

Below please find our responses to your queries. For ease of reference, we have titled our responses in a manner consistent with the headings in your Letter.

Overall SEC observation
We note your response dated March 26, 2015, the disclosure included on pages 47-48 of Exhibit 99.2 of the December 31, 2014 Form 40-F and the significance of the Seneca Meadows asset to the U.S. northeast reporting unit’s carrying value and fair value. Given this significance as described in your letter and since the U.S. northeast reporting unit’s fair value is not substantially in excess of its carrying value December 31, 2014, please revise your disclosures to address the following:

Question
Clarify why Step 1 of the impairment test is expected to fail at each subsequent annual testing date.

Response
We agree to modify our disclosures in future filings to provide additional clarity.

Proposed disclosure
We concluded that the estimated fair value of the U.S. northeast reporting unit exceeded its carrying amount by a substantial margin upon completion of our April 30, 2014 annual impairment test. However, in determining the fair value of the U.S. northeast reporting for this test we included the expected cash flows attributable to successfully securing a long-term contract with New York City. In October 2014, certain developments, including current local support for the development of the operating location necessary to execute the New York City long-term contract, made the likelihood of being awarded the contract indeterminate at that time. In light of those developments, we were required to re-perform step one of the goodwill impairment test to determine if the carrying amount of our U.S. northeast reporting unit was in excess of its fair value and the results of our step one test indicated that this reporting unit may be impaired. Accordingly, and without a significant change in any one assumption, or combination thereof, or the makeup of the assets in our U.S. northeast reporting unit, it is reasonable to expect that the step one test of impairment would fail at each subsequent annual test of impairment. Accordingly, and in accordance with the relevant accounting guidance, we will be required to prepare a step two test of impairment at each annual testing date, or earlier if a triggering event occurs in an interim period that indicates the carrying amount of goodwill is higher than its fair value. However, should we determine that a change in any one, or combination of, our primary assumptions better reflects an assumption a market place participant would apply to establish their estimate of our U.S. northeast reporting unit’s fair value, our step one test of impairment could pass. Outlined below are the isolated changes required to each of our primary assumptions that would result in the step one test passing the test of impairment, all things equal:

400 Applewood Crescent, 2nd Floor
 Vaughan, Ontario L4K 0C3

●	Revenue growth increasing from 2.0% to 2.92%
●	Capital and landfill expenditures declining from 9.0% of revenues in year 5 and thereafter to 7.3% in year 5 and thereafter
●	Revenue less operating and SG&A expense margin expansion from 0.0% in year 5 and beyond to 0.26% in year 5 and beyond
●	A tax rate decline from 40% to 34.7%
●	A decline in the discount rate from 7.9% to 7.47%

Question
Quantify the fair value and carrying value of this reporting unit.

Response
We agree to include the following disclosure in future filings.

Proposed disclosure (using amounts, for reference, as at December 31, 2014)
The estimated fair value of our U.S. northeast reporting unit is approximately $395,900, which was approximately $36,100 higher than its carrying amount.

Question
Highlight the principal reasons why goodwill is supported in a hypothetical sale under the Step 2 test of impairment.

Response
We agree to include the following disclosure in future filings.

Proposed disclosure (using amounts, for reference, as at December 31, 2014)
The estimated fair value of our U.S. northeast reporting unit was approximately $395,900. Allocating the estimated fair value derived from the step one test amongst the fair values of the reporting unit’s assets and liabilities resulted in an increase in the carrying amount of our tangible long-lived assets, which includes, but is not limited to, vehicles, containers, heavy equipment, land and building and a decline in the carrying amount of our landfill and customer list intangible assets when compared to their fair values, respectively. The increase in the estimated fair value of our tangible long-lived assets compared to their carrying amounts, coupled with the decline in the estimated fair value of customer list intangibles when compared to their carrying amounts, resulted in a net increase of approximately $6,400 to the estimate of the net fair values of these assets versus their combined carrying amounts. A slight increase in the estimated fair value of trade names and transfer station permits were also observed relative to their carrying amounts, which was partially offset by a slight increase in the estimated fair value of asset retirement obligations attributable to our landfills.

400 Applewood Crescent, 2nd Floor
 Vaughan, Ontario L4K 0C3

The difference between the estimated fair value of our landfill assets and their carrying amounts was the primary reason that goodwill was supported in a hypothetical sale under the step two test for impairment. The carrying amount of all landfill assets was about $361,100, which compares to an estimated fair value of approximately $208,000. The carrying amount of landfill assets includes an amount attributable to each site’s acquisition, the “permit component”, coupled with an amount attributable to each site’s construction. The difference between the carrying amount and estimated fair value for one of the regions landfill assets, Seneca Meadows, was approximately $151,000. This decline represents essentially all of the change between the carrying amount and estimated fair value of landfill assets for this reporting unit. Notwithstanding the difference between the estimated fair value and its carrying amount, the undiscounted net cash flows attributable to our Seneca Meadows landfill far exceed the site’s carrying amount. Accordingly, the carrying amount of our Seneca Meadows landfill is not impaired when viewed in isolation. The original value ascribed to our Seneca Meadows landfill in 2005, the year we acquired the site, was significantly higher and reflected a different economic and competitive landscape when compared to today. Accordingly, the fair value attributed to this site was nearly $350,000 in 2005 compared to the current estimate of fair value of $129,900. Since 2005, ten years of capacity has been consumed and we competition for the same waste stream has increased.

Question
Provide a discussion of the key assumptions underlying the Step 2 test of impairment, including assumptions specific to the Seneca Meadows landfill asset and addressing the degree of uncertainty associated with the key assumptions.

Response
We agree to review, update and disclose all relevant and key assumptions included in our step two test of impairment, including any key assumptions attributable to our Seneca Meadows landfill, and to review, update and disclose the applicable uncertainties associated with these key assumptions, including the key assumptions outlined on page 48 of our fourth quarter and year ended December 31, 2014 MD&A.

We confirm that the assumptions applied to establish the fair value of our Seneca Meadows landfill are the same key assumptions that were holistically applied in our step two test of impairment. Site specific assumptions are of a general nature and are included in the risk and uncertainties section of our MD&A. These assumptions include the ability to renew and maintain certain operating permits and licenses and our compliance with or changes to environmental laws or regulations. Should we determine that certain site specific assumptions are key, we commit to the disclosure of these assumptions together in future filings.

Yours truly,
Progressive Waste Solutions Ltd.
Loreto Grimaldi
 SVP General Counsel & Secretary

400 Applewood Crescent, 2nd Floor
 Vaughan, Ontario L4K 0C3